 Exhibit 99.2

 MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Infobird Co., Ltd. as of June 30, 2024. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “Infobird”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Infobird Co, Ltd. and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements information as of and for the six-month period ended June 30, 2024. You should also read this discussion and analysis in conjunction with (i) our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on July 11, 2024.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is the RMB, and its financial statements are presented in U.S. dollars. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding. “PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in s and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for and market acceptance of its products and services; the Company’s ability to retain and increase the number of its users and customers, expand its SaaS offerings; competition in the SaaS industry; changes in the Company’s revenues, costs or expenditures; and elsewhere generally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this Management’s Discussion and Analysis is as of the date of furnishing of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

About Infobird Co., Ltd

Since July 2023, the Company formed Inforbird Technologies Limited, a Hong Kong corporation and wholly owned subsidiary, through which the Company commenced operations in Hong Kong. The Company has moved its key technical staff in the Beijing office to Hong Kong office and has recruited additional local staff in Hong Kong to support its operations in Hong Kong. The Company is working to develop its client base in Hong Kong and other parts of Southeast Asia, and Europe. The Company plans to proactively expand its presence in the global market and cater to the diverse needs of its customers worldwide by establishing additional offices in other key locations in Southeast Asia and Europe. The Company also plans to increase its market share in the finance, real estate and hotel management and other SaaS scenarios with enhanced sales and marketing efforts. For more information, visit the Company’s website at http://english.infobird.com/.

Recent Developments

Acquisition of Pure Tech Global Limited

On June 28, 2024 and July 31, 2024, the Company entered into an equity acquisition agreement (the “Equity Acquisition Agreement”) an amendment to the Equity Acquisition Agreement with Shangri-La Trading Limited (the “Seller”), respectively, in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. The acquisition was closed on November 22, 2024, with the Company Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries (“Pinmu Century”), and Zhenxi Brand Marketing Consulting (Shanghai) Centre, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition was approximately $40.0 million, and was fully paid on November 22, 2024..

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenues

Our total revenues for the six months ended June 30, 2024 and 2023 were approximately $0.02 million and nil, respectively. We started our business focus on Hong Kong and other parts of Southeast Asia, and Europe in July 2023 and all of our revenues from continuing operation entities are from countries or regions outside of mainland China.

Cost of Revenues

Our total cost of revenues for the six months ended June 30, 2024 and 2023 were approximately $0.02 million and nil, respectively. Our cost of revenues consists primarily of personnel costs (including salaries, social insurance and benefits) for employees involved with our operations and product support.

Gross Profit

Our gross profit for the six months ended June 30, 2024 and 2023 were $1.6 thousand and nil, respectively. The gross profit margin for the six months ended December 31, 2023 was approximately 8.1%.

Operating Expenses

During the six-month period ended June 30, 2024, we incurred total operating expenses of approximately $0.83 million, an slightly decrease as compared to total operating expenses of approximately $0.85 million during the six-month period ended June 30, 2023.

General and administrative expenses slightly decreased by approximately $0.03 million, or 3%, to approximately $0.83 million for the six months ended June 30, 2024 from approximately $0.85 million for the six months ended June 30, 2023. The general and administrative expenses consist primarily of our legal counsels and other third parties expenses.

Other income (expense), net

Our total other income, net was approximately $0.02 million for the six months ended June 30, 2024, and total other expense, net was approximately $0.1 million for the six months ended June 30, 2023. Other income and expense mainly consist of foreign exchange gains and losses.

(Benefit of) provision for income taxes

We recorded income tax of nil and nil for the six months ended June 30, 2024 and 2023.

Net loss from continuing operations

Our net loss from continuing operations was approximately $0.81 million for the six months ended June 30, 2024, increased by 0.04 million, or 6%, from net loss from continuing operations of approximately $0.77 million for the six months ended June 30, 2023. Such change was the result of the combination of the changes as discussed above.

Net loss from discontinued operations

In August 2023, we discontinued our all business in Mainland China. As a result, operations for our business in Mainland China are reported as discontinued operations under the guidance of Accounting Standards Codification 205. Our net loss from discontinued operations decreased by $4.10 million, or 100% , to a net loss of approximately nil for the six months ended June 30, 2024, from a net loss of approximately $4.10 million for the six months ended June 30, 2023. The decrease in loss from discontinued operations was because of the dispose was closed in August 2023.

Net loss

Our net loss decreased by approximately $4.06 million, or 83%, to approximately $0.81 million net loss for the six months ended June 30, 2024, from approximately $4.87 million net loss for the six months ended June 30, 2023. Such change was primarily due to the decrease of staff expense paid in the discontinued operation entities.

Net loss attributable to Infobird Co., Ltd

Net loss attributable to our holding company Infobird Co. Ltd. decreased from approximately $4.58 million net loss for the six months ended June 30, 2023 to approximately $0.81 million net loss for the six months ended June 30, 2024.

Basic and diluted loss per share

Basic and diluted loss per share was $0.43 for the six months ended June 30, 2024, compared to basic and diluted loss per share of $189.22 for the six months ended June 30, 2023.

Cash equivalents

As of June 30, 2024, we had cash and cash equivalents as well as short-term investments in an aggregate amount of approximately $6.16 million, compared to approximately $0.05 million as of December 31, 2023.

 Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs are to meet our working capital requirements and operating expense obligations. To date, we financed our operations through internally generated cash, short-term loans and payable from related parties and equity financing. Our working capital was approximately $34.00 million as of June 30, 2024. We will not require any fund over the next twelve months upon issuance of this consolidated financial statements to operate at its current level, either from operating activities or funding.

If we are unable to realize its assets within the normal operating cycle of a twelve (12) month period, we may have to consider supplementing its available sources of funds through the following sources:

●	other available sources of financing from PRC banks and other financial institutions;
●	financial support from the Company’s related parties and shareholders; and
●	issuance of convertible debt.

Based on the above considerations, our management is of the opinion that it has sufficient funds to meet our working capital requirements and debt obligations as they become due over the next twelve (12) months.

The following summarizes the key components of our cash flows for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30, 2024	For the six months ended June 30, 2023

Net cash (used in) provided by operating activities from continuing operations	$1,320,454	$(5,045,416)
Net cash provided by (used in) operating activities from discontinued operations	—	2,588,279
Net cash used in investing activities from continuing operations	(918,168)	(2,000,000)
Net cash provided by investing activities from discontinued operations	—	14,874
Net cash provided by financing activities from continuing operations	5,697,396	6,839,245
Net cash used in financing activities from discontinued operations	—	(3,007,751)
Effect of exchange rate change	7,310	130,863
Net change in cash	$(6,106,992)	$(479,906)

Operating activities

Net cash provided by operating activities was approximately $1.32 million for the six months ended June 30, 2024, which was primarily attributable to (i) net loss of approximately $0.81 million, and (ii) approximately $4.88 million decrease of other receivables, offset by the increase of loan receivable by amount of $3.00 million.

Net cash used in operating activities from continuing operations was approximately $5.0 million for the six months ended June 30, 2023, which was primarily attributable to (i) net loss from continuing operations of approximately $0.8 million, and (ii) approximately $3.6 million increase in due from discontinued operations.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2024 was primarily attributable to the increase of prepayments by amount of $0.75 million, which was using in acquisition of the equipment, and was fully transferred in July 2024 by amount $0.75 million.

Net cash used in investing activities for the six months ended June 30, 2023 was primarily attributable to the cash deposit in escrow account.

Financing activities

In connection with the Company’s convertible notes and issuance of common shares under our registration statement on F-3 through 2022 to now, the net proceeds received from the convertible notes and parts of issuance of common shares under our registration statement on F-3 was deposited in a third party’s escrow account as the required by the investor.

Net cash provided by financing activities was approximately $5.70 million for the six months ended June 30, 2024 which was attributable to the proceeds from issuance of Ordinary Shares in December 2023 to March 2024.

Net cash provided by financing activities from continuing operations was approximately $6.8 million for the six months ended June 30, 2023 and was primarily attributable to the proceeds from issuance of Ordinary Shares and convertible bonds in 2023, which were approximately $4.5 million and $2.2 million, respectively.

Non-cash Transactions

On June 28, 2024, the Company entered into an equity acquisition agreement (the “Original Equity Acquisition Agreement”) with Shangri-La Trading Limited (the “Seller”), in a single transaction, to acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. The acquisition was planned to close in July 2024 (“Closing Date”), with the Company acquiring Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century (Beijing) Marketing Technology Co., Ltd, a variable interest entity, and its subsidiaries (“Pinmu Century”). The aggregate purchase price for the equity acquisition is approximately $40.0 million, inclusive of transaction costs. On July 31, 2024, the Company entered into an amendment (the “Amendment”, and the Original Equity Acquisition Agreement, as amended, the “Equity Acquisition Agreement”) to the Original Equity Acquisition Agreement with the Seller. Under the Amendment, the Company, in a single transaction, will acquire 65% of the issued and outstanding equity of Pure Tech Global Limited at closing. Pure Tech Global Limited, which in turn indirectly wholly controls Pinmu Century, and Zhenxi Brand Marketing Consulting (Shanghai) Centre, a variable interest entity, and its subsidiaries. The aggregate purchase price for the equity acquisition remained the same at approximately $40.0 million. The acquisition closed on November 22, 2024 and the final balance was paid on the same day. Partial consideration was paid though our third party’s escrow accounts, which was paid by amount of $23.80 for the six months ended June 30, 2024. This payments led to the decrease of our escrow account and the increase of our prepayments account without any cash flows.

Commitments and Contingencies

Capital expenditures

Our capital expenditures were incurred primarily in connection with payment of property and equipment and software. Our capital expenditures were nil for both of the six months ended June 30, 2024 and 2023. We intend to fund our future capital expenditures with our existing cash balance, bank loans and net proceeds from PIPE or convertible bonds

 Lease commitments

We have no commitment for leases under the remaining operating leases as of June 30, 2024.

Contingencies

From time to time, we are party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

Unaudited Interim Consolidated Statements of Income and Comprehensive Income

	For the Six Months Ended
	June 30,	June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues	$20,000	$—
Cost of revenues	18,378	—
Gross profit	1,622	—
General and administrative expenses	828,632	854,683
Loss from operations	(827,010)	(854,683)
Other income (expense), net	15,059	85,389
Loss before income taxes	(811,951)	(769,294)
Provision for income taxes	—	—
Net loss from continuing operations	(811,951)	(769,294)
Net loss from discontinued operations	—	(4,101,419)
Net loss	(811,951)	(4,870,713)
Less: Net loss attributable to noncontrolling interest from discontinued operations	—	(287,097)
Net loss attributable to Infobird Co., Ltd	$(811,951)	$(4,583,616)

Net loss	(811,951)	(4,870,713)
Foreign currency translation adjustment	2,574	434,101
Comprehensive loss	(809,377)	(4,436,612)
Less: Comprehensive loss attributable to noncontrolling interests from discontinued operations	—	(277,755)
Comprehensive loss attributable to Infobird Co., Ltd	$(809,377)	$(4,158,857)
Weighted average number of ordinary shares*
Basic and diluted	1,867,332	25,741
Loss per share
Basic and diluted - continuing operations	$(0.43)	$(29.89)
Basic and diluted - discontinued operations	$—	$(159.33)

* Retroactively restated to reflect the Share Consolidation

Unaudited Interim Consolidated Balance Sheet Data

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Current assets	$34,125,123	$5,467,737
Other assets	28,501,762	52,187,762
Total assets	$62,626,885	$57,655,499
Total liabilities	(146,364)	(62,997)
Total shareholders’ equity	$62,480,521	$57,592,502

Safe Harbor / Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; and the Company’s expectations regarding demand for and market acceptance of its products and services. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.